Filed by FS KKR Capital Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

Manion, Caroline

From:	Will Doherty <will.doherty@fsinvestments.com>
Sent:	Friday, February 26, 2021 2:27 PM
To:	Manion, Caroline
Subject:	TEST (To: caroline.manion@fsinvestments.com) | FSK & FSKR proxy solicitation update

[EDITABLE CONTENT WITHIN BOLD BRACKETS

Subject lines:

FSK & FSKR proxy solicitation update

FSK & FSKR shareholder communication update

FSK & FSKR merger and shareholder communication update ]

Hi [Financial Professional Name],

I hope you’re well. As an advisor with clients in FS KKR Capital Corp. (FSK) or FS KKR Capital Corp. II (FSKR), I wanted to let you know that Broadridge, the solicitor for the funds, will be reaching out to shareholders in the coming weeks seeking their vote on the proposed merger of FSK and FSKR. Depending on your client’s election, they will receive either a hard copy mailing or an email with the proxy solicitation materials, including a proxy card which they can refence when voting.

Shareholders may vote online or by phone or mail. Please feel free to share details below with your clients.

• Online: www.proxyvote.com (clients will need their proxy card on hand to reference the control number provided)

• Phone: 833-868-3374 or 800-690-6903 if they do not have their proxy card.

• Mail: Mark, sign, and date the ballot mailed to them and return in the postage-paid envelope provided in the mailing.

We expect the mergers to close in late Q2 or early Q3 2021, subject to shareholder approval and other conditions of the closing.

We have also published client-friendly resources on www.FSproxy.com. We believe the mergers will help reduce operating expenses, increase portfolio diversification, and enhance the market visibility of the combined company as it will rank as of the largest BDCs in the market following the merger.

Best,

[Signature]

FS Investment Solutions, LLC

An affiliate of FS Investments

Member FINRA/SIPC

201 Rouse Boulevard, Philadelphia, PA 19112

fsinvestments.com

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CONFIDENTIAL. FOR FINANCIAL PROFESSIONAL USE ONLY. NOT FOR DISTRIBUTION OR USE WITH INVESTORS.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Companies. Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Company’s operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Company’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Companies, the price at which shares of FSK’s and FSKR’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Companies, unexpected costs, charges or expenses resulting from the business combination transaction involving the Companies and failure to realize the anticipated benefits of the business combination transaction involving the Companies. Some of these factors are enumerated in the filings the Companies made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Companies undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Companies, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). On February 25, 2021, FSK filed with the SEC a registration statement on Form N-14 (333-251667) that includes a joint proxy statement of the Companies (the “Proxy Statement”) and a prospectus of FSK. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE COMPANIES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE COMPANIES AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, FSK’s website, www.fskkradvisor.com/fsk or FSKR’s website, www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Companies and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Companies in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Companies’ stockholders in connection with the Proposals will be contained in the definitive Proxy Statement when such document becomes available.

This email and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of this email is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any use, review, retransmission, dissemination, distribution, copying, printing, or any other use or action taken in reliance upon this email is strictly prohibited. If you have received this email in error, please notify the sender immediately by replying to this email message or by telephone at 877-628-8575 and delete this email and any attachments from your system. The contents of any email and its attachments which are sent by or to the sender may be subject to monitoring, review and archive. Any statements or opinions expressed in this email are those of the sender and do not necessarily represent those of sender’s employer, its affiliated companies or any other person. Although the sender’s employer attempts to sweep email and attachments for viruses, it does not guarantee that either is virus-free and accepts no liability for any damages as a result of viruses.

FS Investment Solutions, LLC | 201 Rouse Boulevard | Philadelphia, PA 19112

877-628-8575 | www.fsinvestmentsolutions.com | Member FINRA/SIPC

©2021 FS Investments

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